C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
August 9, 2017

This quarterly earnings news release should be read in conjunction with the Company's Second Quarter 2017 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements, for the three and six months ended June 30, 2017, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our Second Quarter 2017 Report to Shareholders and 2016 Management's Discussion and Analysis.

Manulife reports 2Q17 net income of $1,255 million, core earnings of $1,174 million, and strong investment-related experience gains
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,255 million for the second quarter of 2017 ("2Q17"), fully diluted earnings per common share of $0.61 and return on common shareholders' equity ("ROE") of 12.4%, compared with $704 million, $0.34, and 7.1%, respectively, for the second quarter of 2016 ("2Q16"). MFC generated core earnings of $1,174 million, diluted core earnings per common share of $0.57 and core return on common shareholders' equity ("core ROE") of 11.5%, compared with $833 million, $0.40, and 8.4%, respectively, for 2Q16. Favourable investment-related experience in 2Q17 contributed $232 million to the increase in net income attributed to shareholders, of which $154 million also contributed to the $341 million increase in core earnings.
Year-to-date 2017 net income attributed to shareholders was $2,605 million, fully diluted earnings per common share were $1.27 and ROE was 13.0% compared with $1,749 million, $0.85 and 8.9%, respectively, for the same period of 2016. Year-to-date 2017 core earnings were $2,275 million, fully diluted core earnings per common share were $1.11 and core ROE was 11.3% compared with $1,738 million, $0.84 and 8.9%, respectively, for the same period of 2016.
Donald Guloien, Chief Executive Officer, stated, "This was another solid quarter, with strong operating performance reflected in core earnings of $1.17 billion and net income of $1.26 billion. Our global businesses continued to perform well and we delivered strong investment-related experience gains."
Roy Gori, President, added, "Our results this quarter highlight the strength of our diversified, global franchise. We delivered strong Insurance sales with double-digit growth in all divisions, and new business value increased by 24%. We also delivered our 30th consecutive quarter of positive wealth and asset management net flows, with contributions from all divisions."
Steve Roder, Chief Financial Officer, said, "We are in the process of completing the third quarter's annual review of actuarial methods and assumptions. Although the work is still ongoing, our preliminary analysis suggests that the impact will not be substantial in either direction to post-tax earnings in the third quarter."1
HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,255 million in 2Q17, an increase of $551 million compared with 2Q16
The increase in net income attributed to shareholders primarily reflects growth in core earnings, more favourable investment-related experience and an improvement in the direct impact of markets. Each of these items is described below.

[1]	See "Caution regarding forward-looking statements" below.

August 9, 2017 – Press Release Reporting Second Quarter Results

Generated core earnings of $1,174 million in 2Q17, an increase of $341 million or 41% compared with 2Q16
The increase in core earnings included $154 million of core investment gains in 2Q17 (compared with nil in 2Q16). The remaining $187 million increase was driven by strong new business and in-force growth in Asia, higher fee income in our wealth and asset management businesses and a reduction in equity hedging costs. Core earnings in 2Q17 included net policyholder experience charges of $57 million post-tax ($85 million pre-tax) compared with charges of $63 million post-tax ($106 million pre-tax) in 2Q16.
Generated ROE and core ROE of 12.4% and 11.5%, respectively, in 2Q17 compared with 7.1% and 8.4%, respectively, in 2Q16
The improvements in ROE and core ROE were a consequence of growth in net income attributed to shareholders and core earnings, respectively.
Generated investment-related experience gains of $292 million in 2Q17 compared with gains of $60 million in 2Q16
The $292 million gain reported in 2Q17 reflected the favourable impact of fixed-income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In accordance with our definition of core earnings, we included $154 million of investment-related experience gains in core earnings in 2Q17 and nil in 2Q16. (See "Performance and Non-GAAP Measures" in our Second Quarter 2017 Report to Shareholders).
Reported charges related to the direct impact of markets of $37 million in 2Q17 compared with charges of $170 million in 2Q16
The 2Q17 charges were related to the direct impact of interest rates on the valuation of our policy liabilities primarily due to narrowing corporate spreads and widening swap spreads, partially offset by gains due to a flattening yield curve and favourable equity markets.
Insurance and Other Wealth Growth

Achieved insurance sales of $1.4 billion in 2Q17, an increase of 46% compared with 2Q16
In Asia, insurance sales increased 11% from 2Q16, driven by growth in Japan, Vietnam and mainland China, partially offset by lower sales in Hong Kong as sales to mainland Chinese visitors declined. In Canada, insurance sales were up considerably from 2Q16 due to a large-case group benefits sale. In the U.S., life insurance sales increased 26% from 2Q16, reflecting strong growth of international and term sales.
Reported Other Wealth sales of $2.0 billion in 2Q17, a decrease of 3% compared with 2Q16
In 2Q17, Other Wealth sales in Asia were in line with 2Q16, with strong sales in Hong Kong, driven by a shift in business mix towards investment-linked products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 11% from 2Q16 due to actions to de-emphasize fixed product sales.
Generated New Business Value ("NBV") of $346 million in 2Q17, an increase of 24% compared with 2Q16
The increase in NBV was primarily driven by strong growth in Asia, where NBV increased 16% from 2Q16 to $268 million, reflecting strong annualized premium equivalent ("APE") sales and management actions to improve margins, partially offset by a change in business mix in Hong Kong.
Wealth and asset management ("WAM") Growth

Generated net flows of $5.6 billion in our wealth and asset management businesses in 2Q171 compared with $4.8 billion in 2Q16
2Q17 marked the 30th consecutive quarter of positive net flows in our WAM businesses. Net flows were generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 2Q16 was primarily driven by continued sales momentum and lower redemption rates in U.S. retail and strong gross flows in Asia retirement, partially offset by lower net flows in the other business units.

Generated gross flows of $30.9 billion in our wealth and asset management businesses in 2Q171, an increase of 13% compared with 2Q16
In Asia, gross flows increased 17% from 2Q16, driven by strong retail sales in mainland China and Singapore, as well as continued momentum in the Hong Kong retirement market, partially offset by lower institutional flows compared with a strong prior year quarter. In Canada, gross flows increased 16% from 2Q16, driven by the funding of a large institutional asset management mandate, as well as the continued success of our retail investment business. In the U.S., gross flows increased 10%, driven by solid growth across all three business lines.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.

August 9, 2017 – Press Release Reporting Second Quarter Results

Reported core EBITDA1 from our wealth and asset management businesses of $369 million in 2Q17, an increase of 24% compared with 2Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels driven by favourable investment returns and positive net flows. In addition, core EBITDA was favourably impacted by a 2Q17 expense adjustment of $22 million pre-tax ($14 million post-tax) related to the timing of compensation expenses. Core earnings from our wealth and asset management businesses of $207 million in 2Q17 increased 32% compared with 2Q16 driven by the same factors.

Achieved WAM assets under management and administration ("AUMA") of $572 billion as at June 30, 2017, an increase of 7% compared with December 31, 2016
WAM assets under management and administration increased 7% and 14% compared with December 31, 2016 and June 30, 2016, respectively, driven by favourable investment returns and positive net flows.
Total Company Growth
Achieved total assets under management and administration of $1.0 trillion as at June 30, 2017, an increase of 6% compared with December 31, 2016
Assets under management and administration increased 6% and 9% compared with December 31, 2016 and June 30, 2016, respectively, driven by favourable investment returns and continued positive net flows.
Financial Strength
Reported a MCCSR ratio of 230% for The Manufacturers Life Insurance Company ("MLI") as at June 30, 2017 compared with 233% as at March 31, 2017
The 3 percentage point decrease from 233% as at March 31, 2017 was primarily due to the redemption of $500 million of subordinated debt and an increase in required capital from movements in interest rates. The ratio was in line with the December 31, 2016 ratio of 230%.
Reported a financial leverage ratio for MFC of 29.2% as at June 30, 2017 compared with 30.1% as at March 31, 2017
Our financial leverage decreased from the prior quarter primarily due to the redemption of $500 million of subordinated debt and higher retained earnings. Our financial leverage ratio was in line with the December 31, 2016 ratio of 29.5%.
Estimate a neutral post-tax impact for the annual review of actuarial methods and assumptions
In the third quarter of 2017, we will complete our annual review of actuarial methods and assumptions. While the review is not complete, preliminary indications suggest that the impact will not be substantial in either direction to post-tax earnings in the third quarter.2 Assumptions being reviewed this year include U.S. and Canadian Life mortality assumptions, lapse assumptions for Canadian retail insurance, policyholder behaviour assumptions for Canadian segregated fund guarantees and investment return assumptions used in the valuation of policy liabilities.

[1]	Core earnings before interest, taxes, depreciation and amortization.
[2]	See "Caution regarding forward-looking statements" below.

August 9, 2017 – Press Release Reporting Second Quarter Results

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.
	Quarterly Results			YTD Results
($ millions)	2Q17	1Q17	2Q16	2017	2016
Core earnings
Asia Division	$405	$408	$342	$813	$713
Canadian Division	345	319	333	664	671
U.S. Division	452	515	361	967	750
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(168)	(166)	(125)	(334)	(232)
Expected cost of macro hedges	(14)	(21)	(78)	(35)	(164)
Core investment gains	154	46	-	200	-
Core earnings	$1,174	$1,101	833	$2,275	$1,738
Investment-related experience outside of core earnings	138	-	60	138	(280)
Core earnings and investment-related experience outside of core earnings	$1,312	$1,101	893	$2,413	$1,458
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(37)	267	(170)	230	304
Changes in actuarial methods and assumptions	-	-	-	-	12
Integration and acquisition costs	(20)	(18)	(19)	(38)	(33)
Tax and other items	-	-	-	-	8
Net income attributed to shareholders	$1,255	$1,350	$704	$2,605	$1,749
Asia Division
Business highlights
In 2Q17, Asia Division delivered a 16% increase in NBV, with NBV margins of 30.6%, up 0.8 percentage points compared with 2Q16. This growth was driven by APE sales, which were up 12% compared with 2Q16, reflecting increases in most of our markets and core distribution channels. We also experienced double-digit growth in gross flows from our wealth and asset management businesses, reflecting strong retail flows from the expansion of our bank distribution partners. Core earnings were up 18% with increased contribution across all of our lines of business, including continued expansion of our in-force business. In the Philippines, we received approval to establish a trust company, which will extend our customer offering to include wealth and asset management solutions. In Cambodia, we expanded our bancassurance distribution channel through a new 15-year exclusive partnership with ABA Bank, the country's 5th largest bank.
Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$413 million in 2Q17 compared with US$22 million in 2Q16 and core earnings were US$301 million in 2Q17 compared with US$266 million in 2Q16. Items excluded from core earnings were a net gain of US$112 million in 2Q17 compared with a net charge of US$244 million in 2Q16.
Core earnings in 2Q17 increased 18% compared with 2Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The increase in core earnings was driven by growth in new business volumes, continued growth of in-force business and more favourable product mix, partially offset by a small charge related to policyholder experience in 2Q17 compared with a small gain in the prior year.
Year-to-date net income attributed to shareholders was US$856 million in 2017 compared with US$110 million in 2016. Year-to-date core earnings increased by 18% compared with the same period in 2016 after adjusting for the increased dynamic hedging costs and the impact of changes in foreign currency rates. The increase reflects similar factors as described above for 2Q17, partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.

August 9, 2017 – Press Release Reporting Second Quarter Results

Sales, Gross Flows and New Business Value (comparisons with 2Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 2Q17 were US$686 million, 12% higher than 2Q16, driven by strong insurance sales in Japan, Vietnam and mainland China, and continued growth in Singapore. Contributing to this increase were insurance sales of US$551 million and other wealth APE sales of US$135 million, up 11% and 19%, respectively, from 2Q16. Year-to-date APE sales of $1.5 billion were 21% higher than the same period in 2016.
•
Japan APE sales in 2Q17 were US$293 million, a 24% increase reflecting the continued execution of our product and distribution strategies in our agency and independent broker channels. Our bank channel APE growth was modest at 3%.

•	Hong Kong APE sales in 2Q17 were US$125 million, a 2% increase, with higher sales from new product launches and enhancements, partially offset by a reduction in sales to mainland Chinese visitors.
•
Asia Other (excludes Japan and Hong Kong) APE sales in 2Q17 were US$268 million, an increase of 7% from 2Q16. We experienced significant double-digit growth in both Vietnam and Cambodia, and continued growth in Singapore, as our exclusive bancassurance partnership with DBS continued to perform strongly.

Wealth and Asset Management gross flows of US$5.0 billion in 2Q17 were US$0.6 billion or 17% higher than 2Q16, mainly driven by higher retail flows in Asia Other and an increase in retirement flows in Hong Kong partially offset by lower institutional asset management flows compared with a strong prior year quarter. We reported positive net flows of US$1.1 billion in 2Q17, a reduction of US$0.9 billion from 2Q16. The 2Q17 net flows were driven by the strong gross flows noted above partially offset by higher redemptions of money market funds in mainland China. Year-to-date gross flows of US$9.1 billion were 28% higher than 2016 and year-to-date net flows of US$1.8 billion were in line with the same period in 2016.
•	Japan WAM gross flows of US$0.1 billion in 2Q17 decreased 18% compared with 2Q16 as the prior year flows included the impact of a successful fund launch.
•	Hong Kong WAM gross flows in 2Q17 of US$0.9 billion increased 57%, reflecting a combination of continued robust organic growth in the agency and bank channels.
•
Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$3.1 billion increased 58% compared with 2Q16, reflecting an increase in money market flows in mainland China, strong retail flows driven by distribution channel expansion in Indonesia and Malaysia and a new product launch in Singapore.

•
Institutional asset management gross flows in 2Q17 of US$0.8 billion decreased 47% as 2Q16 flows included the US$0.5 billion impact of the US Real Estate Investment Trust (REIT) initial public offering in Singapore.

New Business Value
New business value in 2Q17 was US$200 million, a 16% increase compared with 2Q16 reflecting APE growth and management actions to improve margins, partially offset by a change in business mix in Hong Kong. This translated into a 0.8 percentage point improvement in NBV margin to 30.6%.
•	Japan NBV in 2Q17 of US$71 million increased 45% as a result of higher sales and management actions to improve margins.
•	Hong Kong NBV in 2Q17 of US$64 million decreased 7% as a result of a shift in business mix towards investment-linked products.
•	Asia Other NBV of US$65 million increased 17% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in mainland China, the Philippines, and Vietnam.
Canadian Division
Business highlights
In 2Q17, Canadian Division delivered solid wealth and asset management gross flows and positive net flows, fueled by the funding of a large institutional asset management mandate and the continued success of our mutual fund lineup. We delivered higher overall insurance sales driven by a large-case group benefits sale. During the quarter, we launched 4 exchange traded funds ("ETFs") focused on multi-factor investment strategies in Canadian, U.S. and international equities. We introduced customer-facing digital solutions including a combined group benefits and retirement mobile application and fingerprint identification technology for Manulife Bank customers.
Earnings
In 2Q17, net income attributed to shareholders was $84 million compared with $359 million in 2Q16, core earnings were $345 million in 2Q17 compared with $333 million in 2Q16 and items excluded from core earnings amounted to a net charge of $261 million in 2Q17 compared with a net gain of $26 million in 2Q16.

August 9, 2017 – Press Release Reporting Second Quarter Results

Core earnings increased $12 million or 4% compared with 2Q16, reflecting higher fee income in our wealth and asset management businesses from higher average asset levels and increased earnings in the bank, partially offset by a number of smaller items. The $287 million unfavourable change in items excluded from core earnings was primarily related to the direct impact of markets.
Year-to-date net income attributed to shareholders in 2017 was $272 million compared with $959 million in 2016 and core earnings were $664 million compared with $671 million for the same period in 2016. The $7 million decrease in core earnings was due to unfavourable claims experience in our group benefits long-term disability business, partially offset by higher earnings in our wealth and asset management and bank businesses.
Sales
Insurance sales were $458 million in 2Q17, an increase of $338 million compared with 2Q16, driven by a large-case sale in our group benefits business. Year-to-date sales were $757 million, $482 million higher than the prior year period.
•	Retail insurance sales in 2Q17 of $37 million decreased 21% compared with 2Q16, reflecting lower permanent life sales due to tax-exempt changes that took effect January 1, 2017.
•	Institutional Markets sales in 2Q17 of $421 million increased $348 million compared with 2Q16, reflecting a large-case group benefits sale in 2Q17.
Wealth and asset management gross flows in 2Q17 were $5.5 billion, an increase of $0.7 billion or 16%, compared with 2Q16, driven by the funding of a large institutional asset management mandate and continued growth in the retail business. We reported net flows in 2Q17 of $0.5 billion, down from $1.5 billion in 2Q16 due to lower retirement gross flows and increased redemptions in the retail and institutional asset management businesses. Year-to-date gross flows of $12.0 billion were $2.2 billion or 23% higher than 2016 and year-to-date net flows of $1.5 billion were $0.8 billion lower than the same period in 2016.
•	Retail gross flows of $2.5 billion in 2Q17 increased 8% compared with 2Q16, driven by continued success of our sales campaigns.
•	Retirement gross flows of $1.5 billion in 2Q17 decreased 17% compared with 2Q16, due to a large case sale included in 2016 results.
•	Institutional asset management gross flows were $1.4 billion, an increase of 167% compared with 2Q16, due to the sale of a large fixed income mandate.
Other Wealth sales were $730 million in 2Q17, a decrease of 11% compared with 2Q16, driven by actions to de-emphasize fixed product sales. Year-to-date Other Wealth sales were $1.6 billion, a 9% decrease compared with the same period in 2016.
•	Segregated fund product[1] sales in 2Q17 were $596 million, in line with 2Q16.
•	Fixed product sales in 2Q17 were $134 million, a decrease of 37% compared with 2Q16, for the reason noted above.
Manulife Bank net lending assets were $19.8 billion as at June 30, 2017, up $0.4 billion or 2% from December 31, 2016.
U.S. Division
Business highlights

In 2Q17, the U.S. Division delivered strong net flows with contributions from all 3 wealth and asset management ("WAM") business lines, leading to record WAM AUMA of US$278 billion. Life insurance sales increased from the prior year period, driven by continued momentum in term sales from an expanded distribution reach, the growing popularity of the Vitality feature and higher international sales in advance of pricing changes. During the quarter, we launched a Direct-to-Consumer level term product and introduced ExpressTrack, a new underwriting approach which leverages medical expertise along with data analytics to provide eligible clients with a decision in as few as 3 days.

Earnings
Expressed in U.S. dollars, the functional currency of the division, 2Q17 net income attributed to shareholders was US$575 million compared with US$316 million in 2Q16, core earnings were US$336 million in 2Q17 compared with US$280 million in 2Q16, and items excluded from core earnings were a net gain of US$239 million in 2Q17 compared with a net gain of US$36 million in 2Q16.

1 Segregated fund products include guarantees. These products are also referred to as variable annuities.

August 9, 2017 – Press Release Reporting Second Quarter Results

The US$56 million increase in core earnings was primarily driven by improved long-term care policyholder experience, higher fee income from higher average assets and a favourable adjustment related to the timing of compensation expenses in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. The improvement in policyholder experience was due to changes to long-term care claim assumptions made as part of the 2016 annual review of actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,155 million compared with US$492 million for the same period in 2016 and included core earnings of US$725 million, a US$162 million increase from the same period in 2016. The drivers of the core earnings increase included improved long-term care and annuity policyholder experience, higher fee income from asset growth in the WAM businesses and lower amortization of deferred acquisition costs on in-force variable annuity business.
Sales
Wealth and asset management gross flows in 2Q17 were US$14.0 billion, an increase of US$1.3 billion or 10% compared with 2Q16, driven by higher retail flows from strong fund performance, solid new plan flows and consistent ongoing contributions in the small- and mid-case retirement market, and higher flows in institutional asset management of Liability-Driven Investment products and U.S. Core Value Equity mandates. Net flows were US$2.7 billion for the quarter, compared with net flows of US$0.6 billion in 2Q16. The increase was driven by the items listed in gross flows above partially offset by higher redemptions in the retirement business. Year-to-date gross flows of US$29.7 billion were US$3.2 billion or 12% higher than 2016 and year-to-date net flows of US$4.4 billion were US$3.1 billion higher than the same period in 2016.
•
Retail 2Q17 gross flows of US$7.1 billion increased 9% compared with 2Q16. The increase was driven by strong fund performance and higher institutional allocations. Net flows were positive US$1.6 billion compared with negative net flows of US$0.3 billion in 2Q16, reflecting positive momentum in gross flows and lower redemption rates.

•
Retirement 2Q17 gross flows of US$5.5 billion increased 5% compared with 2Q16. The increase was driven by solid new plan flows coupled with consistent ongoing contributions from both the small- and mid-case retirement markets. Net flows were US$26 million compared with net flows of US$397 million in 2Q16. The decrease was driven by higher group plan departures in the small-case market.

•
Institutional asset management 2Q17 gross flows of US$1.4 billion increased 45% compared with 2Q16, driven by an increase in sales of both public and private asset classes. Net flows were US$1.1 billion in 2Q17 compared with net flows of $0.6 billion in 2Q16. The increase was driven by a combination of higher sales and lower redemptions.

JH Life insurance sales in 2Q17 of US$123 million represented an increase of 26% compared with 2Q16, reflecting strong growth in international and term sales. International sales exceeded the prior year by 87% with continued success in the high net worth market and higher sales in advance of price increases. Term sales were more than double 2Q16 driven by competitive repricing, broadened distribution reach and the growing popularity of the Vitality feature. Year-to-date sales of US$236 million were US$33 million or 16% higher than the same period in 2016.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $158 million in 2Q17 compared with a net loss attributed to shareholders of $90 million in 2Q16. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss of $28 million in 2Q17 compared with a core loss of $203 million in 2Q16 and the items excluded from core loss amounted to a net charge of $130 million in 2Q17 compared with a net gain of $113 million in 2Q16.
The $175 million improvement in core loss was largely due to $154 million of core investment gains compared to nil in 2Q16, lower expected macro hedging costs and higher realized gains on available-for-sale ("AFS") equities partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.
On a year-to-date basis, the net loss attributed to shareholders was $351 million in 2017 compared with a net loss of $7 million for the same period of 2016. The year-to-date core loss was $169 million compared with $396 million in 2016. The favourable variance in core loss was attributable to the $200 million year-to-date reclassification of favourable investment-related experience to core earnings (2Q16 year-to-date was nil) and $129 million of lower expected macro hedging costs, partially offset by higher interest related costs.

August 9, 2017 – Press Release Reporting Second Quarter Results

CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders' dividend of 20.5 cents per share on the common shares of MFC, payable on and after September 19, 2017 to shareholders of record at the close of business on August 22, 2017.
The Board of Directors also approved that, in respect of MFC's September 19, 2017 common share dividend payment date, and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition
In the United States, John Hancock has been named to Forbes' 2017 list of America's Best Employers—a ranking of the top 500 employers across 25 industries nationwide.
In Hong Kong, Manulife won the Reader's Digest Asia Trusted Brand Gold Award in the Insurance Company category and the Mandatory Provident Fund (MPF) category. The award is given to companies that best exemplify trustworthiness and credibility, quality, value, understanding of consumer needs, innovation, and social responsibility.
In the United States, John Hancock won 23 Stevie awards for Customer Service, IT/Operations and Marketing/ Public Relations at the 15th annual American Business Awards.
In Vietnam, Manulife was recognized with a Golden Dragon Award 2016 for Best Life Insurance Service by the Vietnam Economic Times. The award recognizes foreign-invested companies that demonstrate outstanding business performance and make significant contributions to the development of Vietnam's economy.
Notes
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 8:00 a.m. ET on August 10, 2017. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 10, 2017 through August 24, 2017 by calling 905-694-9451 or 1-800-408-3053 (passcode: 4800673).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on August 10, 2017. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Second Quarter 2017 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Velos (416) 852-8982 robert_veloso@manulife.com

August 9, 2017 – Press Release Reporting Second Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	2Q17	1Q17	2Q16	2017	2016
Net income attributed to shareholders	$1,255	$1,350	$704	$2,605	$1,749
Preferred share dividends	(39)	(41)	(37)	(80)	(66)
Common shareholders' net income	$1,216	$1,309	$667	$2,525	$1,683
Core earnings(1)	$1,174	$1,101	$833	$2,275	$1,738
Basic earnings per common share ($)	$0.62	$0.66	$0.34	$1.28	$0.85
Diluted earnings per common share ($)	$0.61	$0.66	$0.34	$1.27	$0.85
Diluted core earnings per common share ($)(1)	$0.57	$0.53	$0.40	$1.11	$0.84
Return on common shareholders' equity ("ROE")	12.4%	13.7%	7.1%	13.0%	8.9%
Core ROE(1)	11.5%	11.1%	8.4%	11.3%	8.9%
Sales(1) Insurance products	$1,364	$1,285	$914	$2,649	$1,868
Wealth and Asset Management gross flows(1)	$30,939	$32,954	$26,644	$63,893	$54,872
Wealth and Asset Management net flows(1)	$5,588	$4,290	$4,822	$9,878	$6,498
Other Wealth products	$1,956	$2,081	$2,000	$4,037	$4,384
Premiums and deposits(1) Insurance products	$8,595	$8,471	$8,422	$17,066	$16,608
Wealth and Asset Management products	$30,939	$32,954	$26,644	$63,893	$54,872
Other Wealth products	$1,605	$1,673	$1,712	$3,278	$3,153
Corporate and Other	$22	$21	$21	$43	$43
Assets under management and administration ($ billions)(1)	$1,012	$1,005	$934	$1,012	$934
Capital ($ billions)(1)	$52.0	$52.3	$50.9	$52.0	$50.9
MLI's MCCSR ratio	230%	233%	236%	230%	236%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core Earnings Before Income Taxes, Depreciation and Amortization (core EBITDA); Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Core Earnings in Asia Division, Sales, APE Sales, Gross Flows, Premiums and Deposits, New Business Value, New Business Value Margin, Core EBITDA, and Assets under Management and Administration); Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 2Q17 and 2016 Management's Discussion and Analysis.

August 9, 2017 – Press Release Reporting Second Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Total core earnings	$1,174	$1,101	$1,287	$996	$833	$905	$859	$870
Investment-related experience outside of core earnings	138	-	-	280	60	(340)	(361)	(169)
Core earnings plus investment-related experience outside of core earnings	1,312	1,101	1,287	1,276	893	565	498	701
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(37)	267	(1,202)	414	(170)	474	(29)	232
Recapture of reinsurance treaties	-	-	-	-	-	-	(52)	-
Change in actuarial methods and assumptions	-	-	(10)	(455)	-	12	(97)	(285)
Integration and acquisition costs	(20)	(18)	(25)	(23)	(19)	(14)	(39)	(26)
Tax related items	-	-	(2)	2	-	1	2	-
Other items	-	-	15	(97)	-	7	(37)	-
Net income attributed to shareholders	$1,255	$1,350	$63	$1,117	$704	$1,045	$246	$622
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$55	$222	$(213)	$96	$(97)	$(150)	$77	$(419)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(73)	50	(847)	218	(113)	407	(97)	647
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(19)	(5)	(142)	255	40	217	(9)	4
Risk reduction items	-	-	-	(155)	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(37)	$267	$(1,202)	$414	$(170)	$474	$(29)	$232
Asia Division
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Asia Division core earnings	$405	$408	$388	$394	$342	$371	$334	$338
Investment-related experience outside of core earnings	62	69	74	62	(25)	(20)	(3)	21
Core earnings plus investment- related experience outside of core earnings	467	477	462	456	317	351	331	359
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	95	119	(15)	107	(287)	(238)	76	(248)
Tax-related items	-	-	-	-	-	10	2	-
Integration and acquisition costs	(7)	(9)	(4)	(2)	(2)	(2)	-	-
Other Items	-	-	(12)	-	-	-	-	-
Net income attributed to shareholders(1)	$555	$587	$431	$561	$28	$121	$409	$111
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

August 9, 2017 – Press Release Reporting Second Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Canadian Division core earnings(1)	$345	$319	$359	$354	$333	$338	$352	$336
Investment-related experience outside of core earnings	(11)	(38)	17	35	(88)	(78)	(180)	(144)
Core earnings plus investment-related experience outside of core earnings	334	281	376	389	245	260	172	192
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(238)	(83)	(266)	60	130	346	(201)	97
Recapture of reinsurance treaty and tax-related items	-	-	-	-	-	-	(52)	-
Integration and acquisition costs	(12)	(10)	(18)	(14)	(16)	(6)	(23)	(13)
Net income (loss) attributed to shareholders(1)	$84	$188	$92	$435	$359	$600	$(104)	$276
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
U.S. Division core earnings(1)	$452	$515	$471	$394	$361	$389	$332	$375
Investment-related experience outside of core earnings	164	31	97	192	93	(233)	(146)	(34)
Core earnings plus investment-related experience outside of core earnings	616	546	568	586	454	156	186	341
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	159	222	(623)	72	(47)	82	142	174
Integration and acquisition costs	(1)	-	(1)	(4)	-	(4)	(5)	(8)
Tax-related items	-	-	(2)	2	-	-	-	-
Other items	-	-	(15)	(97)	-	7	-	-
Net income (loss) attributed to shareholders(1)	$774	$768	$(73)	$559	$407	$241	$323	$507
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Corporate and Other
	Quarterly Results
($ millions, unaudited)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Corporate and Other core loss(1) Excluding expected cost of macro hedges and core investment gains (1)	$(168)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)	$(66)
Expected cost of macro hedges	(14)	(21)	(36)	(61)	(78)	(86)	(74)	(62)
Core investment gains	154	46	180	17	-	-	-	(51)
Total core earnings (loss)	(28)	(141)	69	(146)	(203)	(193)	(159)	(179)
Investment-related experience outside of core earnings	(77)	(62)	(188)	(9)	80	(9)	(32)	(12)
Core loss plus investment-related experience outside of core earnings	(105)	(203)	(119)	(155)	(123)	(202)	(191)	(191)
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(53)	9	(298)	175	34	284	(46)	209
Changes in actuarial methods and assumptions	-	-	(10)	(455)	-	12	(97)	(285)
Integration and Acquisition Costs	-	1	(2)	(3)	(1)	(2)	(11)	(5)
Tax-related items	-	-	-	-	-	(9)	-	-
Other items	-	-	42	-	-	-	(37)	-
Net income (loss) attributed to shareholders(1)	$(158)	$(193)	$(387)	$(438)	$(90)	$83	$(382)	$(272)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

August 9, 2017 – Press Release Reporting Second Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the estimated impact of the annual review of actuarial methods and assumptions.
The forward-looking statements in this document include statements also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 9, 2017 – Press Release Reporting Second Quarter Results